Exhibit (a)(3)

Liquidity Opportunity for CIM Real Estate Finance Trust, Inc.

Comrit Investments 1, Limited Partnership is extending the expiration date of its tender offer to October 22, 2021. Comrit is offering to purchase for cash up to 18,300,000 shares of common stock of CIM Real Estate Finance Trust, Inc. (the “REIT”) at a price of $5.01 per share upon the terms and subject to the conditions set forth in Comrit’s Offer to Purchase and Assignment Form for the offer, which were previously mailed to you.  THE OFFER AND RELATED WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., EASTERN TIME, ON OCTOBER 22, 2021. The REIT has reported its estimated value per share at $7.20 as of March 31, 2021.

Shareholders who have already tendered their shares and do not wish to withdraw them do not need to take any further action. If you wish to tender your shares, you must complete and sign the Assignment Form that was previously mailed to you. For copies of the tender offer documents, call CTT at 1-800-327-9990, make a written request addressed to 365 S. Garden Grove Lane, Suite 100, Pleasant Grove, Utah 84062, Attn: Comrit Investments 1, Limited Partnership, email to offer@cttauctions.com, or visit www.cttauctions.com/offerdisclosures.

Warm regards,
Comrit Investments 1, Limited Partnership

By:	Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer

This announcement is neither an offer to buy nor a solicitation of an offer to sell securities.  Such offers are being made solely by the Offer to Purchase provided to shareholders of record and are not being made to, and tenders will not be accepted from or on behalf of, shareholders residing in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws. In those jurisdictions where the securities, Blue Sky, or other laws require the offers to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Comrit Investments 1, Limited Partnership only by one or more registered dealers licensed under the laws of such jurisdiction.